UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

Motus GI Holdings, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

62014P108

(CUSIP Number)

Samuel A. Waxman

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 11, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 632014P108

1	NAMES OF REPORTING PERSONS Orchestra BioMed, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 632014P108

ITEM 1. Security and Issuer.

The securities to which this Schedule 13D relates are the shares of common stock, par value $0.0001 per share (“Common Stock”), of Motus GI Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1301 East Broward Boulevard, 3rd Floor, Ft. Lauderdale 33301.

ITEM 2. Identity and Background.

This Schedule 13D is filed by Orchestra BioMed, Inc., a Delaware corporation (the “Reporting Person”). The Reporting Person is a therapeutic device company focused on the development and commercialization of high impact, data-driven, transformational solutions for targeted high value unmet medical needs. The principal office of the Reporting Person is 150 Union Square Drive, New Hope, PA 18938. The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of the Reporting Person (the “Covered Persons”) are listed on Schedule I hereto.

(d) Neither the Reporting Person nor any person listed on Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Neither the Reporting Person nor any person listed on Schedule I has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

The information in Item 4 is incorporated by reference herein.

ITEM 4. Purpose of the Transaction

This Schedule 13D relates to 2,000,000 shares of Common Stock of the Issuer acquired by the Reporting Person pursuant to a Share Purchase Agreement dated January 22, 2018. The acquisition of these shares of Common Stock by the Reporting Person and the transaction pursuant to which they were acquired was initially reported by the Reporting Person together with certain other joint filers (Orchestra MOTUS Co-Investment Partners LLC, David P. Hochman and Darren R. Sherman (the “Other Reporting Persons”)) on a Schedule 13D filed on June 11, 2018 (the “June 2018 Schedule 13D”) with respect to the Issuer. The Reporting Person is no longer under joint control with the Other Reporting Persons. The June 2018 Schedule 13D is being amended effective as of the date of this Schedule 13D to reflect that the Reporting Person is no longer a member of such joint filing group and the Reporting Person is filing this Schedule 13D to report its continuing ownership of such shares of stock. The shares of Common Stock of the Issuer were acquired by the Reporting Person under the Purchase Agreement in exchange for 2,000,000 shares of Series A Preferred Stock of the Reporting Person as reflected in the June 11, 2018 Schedule 13D.

The Reporting Person acquired the Issuer’s securities for investment purposes, and such purposes were made in the Reporting Person’s ordinary course of business. In pursuing such investment purposes, the Reporting Person may further purchase, hold, vote, trade, dispose or otherwise deal in the Issuer’s securities at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Issuer’s securities, changes in Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Person routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Person may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Person modifying their ownership of the Issuer’s securities, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional shares of the Issuer’s securities or dispose of all or some of the Issuer’s securities beneficially owned by them, in public market or privately negotiated transactions. The Reporting Person may at any time reconsider and change their plans or proposals relating to the foregoing.

CUSIP NO. 632014P108

ITEM 5. Interest in Securities of the Issuer.

(a)-(b) The information relating to the beneficial ownership of Common Stock by the Reporting Person set forth in Rows 7 through 13 of the cover page hereto is incorporated by reference herein. The percentages set forth in Row 13 of cover page filed herewith is calculated based upon 21,440,151 shares of Common Stock, which consists of (1) 15,690,151 shares of Common Stock as of October 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2018, and (2) 5,750,000 shares of Common Stock issued on December 19, 2018, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on December 19, 2018.

For information relating to the beneficial ownership of Common Stock, and transactions effected in the Common Stock in the sixty (60) days preceding the date of this Schedule 13D by the Covered Persons, reference is made to Schedule I annexed hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Not applicable.

ITEM 7. Material to Be Filed as Exhibits.

Not applicable.

CUSIP NO. 632014P108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019	Orchestra BioMed, Inc.

	By:	/s/ David P. Hochman
Name: David P. Hochman Title: Chief Executive Officer

CUSIP NO. 632014P108

Schedule I to Schedule 13D

Information with respect to Persons Covered Under Instruction C to Schedule 13D

Item 2. Identify and Background.

Capitalized terms in this Schedule I have the meanings assigned to them in the Schedule13D to which this Schedule I is attached. The following table sets forth as to each of the Covered Persons: (a) his/her name, (b) his/her residence or business address and (c) his/her present principal occupation or employment and the name, principal business and address of any corporation of other organization in which such employment is conducted.

Name	Residence or Business Address	Present Principal Occupation (“PPO”)	Name, Principal Business and Address of PPO
David P. Hochman	150 Union Square Drive New Hope, PA 18938	Chief Executive Officer of the Reporting Person Managing Partner of OMV LLC	OMV LLC 150 Union Square Drive New Hope, PA 18938 OMV is an investment firm managing funds whose principal holdings are securities of the Reporting Person and the issuer.
Darren R. Sherman	150 Union Square Drive New Hope, PA 18938	President and Chief Operating Officer of the Reporting Person Managing Partner of OMV LLC	OMV LLC 150 Union Square Drive New Hope, PA 18938 OMV is an investment firm managing funds whose principal holdings are securities of the Reporting Person and the issuer.
C. Evan Ballantyre	150 Union Square Drive New Hope, PA 18938	Chief Financial Officer of the Reporting Person

CUSIP NO. 632014P108

Geoffrey W. Smith	11 Time Square Suite 1500A New York, NY 10036	Managing Partner of Digitalis Ventures, LLC, a Delaware limited liability company

Digitalis Ventures, LLC

11 Times Square

Suite 1500A

New York NY 10036

Digitalis Ventures is a venture capital firm that invests in fundamental new ideas in math and science to address complex health problems.

Jason Aryeh	34 Sumner Road Greenwich, CT 06831	Managing General Partner of JALAA Equities, LP, a Connecticut Limited Partnership	JALAA Equities LP 34 Sumner Road Greenwich, CT 06831 JALAA Equities is a private hedge fund focused on the biotechnology and medical device sections
Eric S. Fain, M.D.	3900 Essex Lane Houston, TX 77027	President and Chief Executive Officer of Procyrion, Inc., a Texas corporation

Procyrion, Inc.

3900 Essex Lane

Houston, TX 77027

Procyrion is a medical device company focused on the treatment of heart failure through a development of a safe and innovate percutaneous mechanical circulatory support device.

Eric A. Rose, M.D.	31 East 62nd Street New York, NY 10065	Executive Chairman of the Board of Directors of SIGA Technologies, Inc., a Delaware corporation	SIGA Technologies 31 East 62nd Street New York, NY 10065 SIGA Technologies is a commercially-staged pharmaceutical company focused on serious unmet medical needs and bio threats.

(d) None of the Covered Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Covered Persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship for each of the Covered Persons is United States.

Issuer Securities Owned, and transactions in Issuer’s Securities, by Covered Persons

David P. Hochman beneficially owns an aggregate of 2,034,027 shares of Common Stock of the Issuer (9.3%), including 205,800 shares held directly and through currently exercisable stock options and warrants over which he has sole voting and dispositive power and 1,805,561 shares held directly and underlying warrants held by Orchestra Medical Ventures II, L.P., Orchestra Medical Ventures II Reserve, L.P. and Accelerated Technologies, Inc. over which he shares dispositive and voting power with Mr. Sherman. Darren R. Sherman beneficially owns an aggregate of 1,864,861 shares of Common Stock of the Issuer (8.5%), including 59,300 shares held directly and through currently of stock options and warrants over which he has sole voting and dispositive power and 1,805,561 shares held directly and underlying warrants held by Orchestra Medical Ventures II, L.P., Orchestra Medical Ventures II Reserves, L.P. and Accelerated Technologies, Inc. over which he shares voting and dispositive power with Mr. Hochman. Geoffrey Smith beneficially owns an aggregate 1,607,163 shares of Common Stock of the Issuer (7.4%), attributable to him as a result of his position as a Managing Member of ABV, LLC, which serves as the general partner of Ascent Biomedical Ventures, II, L.P. and Ascent Biomedical Ventures Synecor, L.P. which directly own shares and warrants exercisable for shares of the Issuer, as to which he shares voting and dispositive power.

On December 24, 2018, Mr. Hochman acquired ownership of 20,000 shares of Common Stock of the Issuer in an open market purchase through DPH 2008 Trust. Mr. Hochman holds voting and dispositive power over shares held by DPH 2008 Trust.

No other Covered Person holds shares of Common Stock in the Issuer.